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                                                                       EXHIBIT 9

                               November 13, 1997



Mr. Donald W. Brinckman
Chairman & Chief Executive Officer
Safety-Kleen Corp.
1000 North Randall Road
Elgin, Illinois
USA 60123

Dear Mr. Brinckman:

     We continue to be frustrated at the lack of progress in engaging in substantive dialogue with you due to your continuing insistence that we sign a standstill agreement. We believe our offer of $14.00 in cash and 2.4 shares of Laidlaw Environmental Services, Inc. common stock represents outstanding value for your shareholders.

     The combination of our two companies is of compelling strategic importance to both our shareholders. We have repeatedly sought to work with you in a cooperative manner to achieve a mutually beneficial transaction. Unfortunately, our efforts have come to naught.

     As we discussed in Chicago, under the securities laws we are required to file a registration statement relating to our offer with the Securities and Exchange Commission. We took that step today. As a courtesy, we are enclosing a copy of these materials for you. As soon as we are permitted to so, we will make our offer directly to Safety-Kleen Corp. shareholders. We strongly believe that Safety-Kleen Corp. shareholders, the owners of the company to whom your Board owes fiduciary duties, are the ones who should ultimately decide whether our offer and the strategic benefits the combination promises are as compelling to them as they are to us.

     As you will appreciate, in order for Safety-Kleen Corp. shareholders to accept our offer, we must be assured that all antitakeover devices put in place by your Board or otherwise applicable under Wisconsin law will not apply to our offer. Accordingly, we hereby request that your Board amend your poison pill to make it inapplicable to an acquisition of Safety-Kleen Corp. shares pursuant to our offer, approve our acquisition of Safety-Kleen Corp. shares pursuant to our offer for purposes of Section 180.1141 of the Wisconsin Statutes and take or agree to take any other action necessary or appropriate to eliminate all antitakeover devices.

     In addition, we are furnishing you with the resolution and notice contemplated by Section 180.1150(4) of the Wisconsin Statutes. We request that, as required by statute, your
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Board call a special meeting of Safety-Kleen Corp. shareholders to vote on the resolution and that such meeting be held no sooner than 30 nor later than 50 days from the date hereof. In this connection, we are enclosing a request that you furnish us with a list of Safety-Kleen Corp. shareholders so that we can communicate with them directly and solicit proxies for the special meeting.

     We do not take these actions lightly. Your failure to work with us leave us no alternative. We remain hopeful your board, after due consideration, will determine to engage us in negotiations that lead to a mutually beneficial merger of our two outstanding companies.

                                        Yours very truly,


                                        /s/James R. Bullock
                                        James R. Bullock
                                        Chairman